Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2020 Q4/full-year results and 2021 guidance on February 10, 2021

Company also provides 2021 quarterly reporting dates

Toronto, Ontario, January 7, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) will release its 2020 fourth-quarter and full-year financial statements and operating results on Wednesday, February 10, 2021, after market close. The Company will also provide its full-year 2021 guidance, mineral reserve and mineral resource statement as of December 31, 2020, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 11, 2021 at 8 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 11, 2021 at 8 a.m. ET are as follows:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 9694745

Outside of Canada & US – +1 (825) 312-2059; Passcode: 9694745

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 9694745

Outside of Canada & US – +1 (416) 621-4642; Passcode: 9694745

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross' quarterly reporting schedule for the remainder of 2021 will be as follows:

•	Q1 2021 – Tuesday, May 11, 2021; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 12, 2021 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders – Wednesday, May 12, 2021; the meeting will be held at 10 a.m. ET.

•	Q2 2021 – Wednesday, July 28, 2021; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, July 29, 2021 at 8 a.m. ET.

•	Q3 2021 – Wednesday, November 10, 2021; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 11, 2021 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

p. 1 Kinross to announce 2020 Q4/full-year results and 2021 guidance on February 10, 2021	www.kinross.com